Exhibit 99.1

Ballard Announces Membership in Hydra Consortium for Delivery of Fuel Cell-Powered Heavy-Duty Mobility in Mining

VANCOUVER, BC, April 20, 2021 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced that it is a member of the Hydra Consortium – together with Mining3, a leading research organization in the global mining industry and ENGIE, a global player in low-carbon energy and services. The Hydra Consortium will enable heavy-duty mining mobile equipment to run on renewable hydrogen, displacing diesel and decarbonizing the mining sector. Ballard will provide zero-emission fuel cell systems that run on hydrogen, to power mining equipment.

Example of mining truck to be fuel cell-powered under the Hydra Consortium (CNW Group/Ballard Power Systems Inc.)

The Hydra Consortium is now actively working to validate the business case for a hydrogen fuel cell-based powertrain in heavy-duty mobility within the mining sector. To achieve the target of displacing diesel, several workstreams will be executed, including the design, manufacturing and testing of a 200-kilowatt fuel cell plus battery powertrain prototype operating under mining conditions (altitude, dust, temperature, etc.). The fuel cell will use renewable hydrogen as fuel to generate electricity and power a mining vehicle, with the battery allowing for regenerative braking and also providing peak power.

Test outcomes will provide valuable information to optimize the overarching design that could replace a traditional diesel powertrain. In addition, the project will support government entities by establishing safety protocols for hydrogen used at scale within the mining industry. Ultimately, it will be determined whether Consortium members could consider a scale-up of the solution.

In August 2020, the Chilean Economic Development Agency (CORFO) was the first to support this project, by awarding CLP252 million (equivalent to EUR 280,000) in government funding to Mining3 in partnership with CSIRO Chile. Since then, Mitsui & Co. (USA) Inc. and Thiess, both active in the mining sector, have provided additional support as part of their commitment to develop sustainable solutions for decarbonizing the resources industry. Also, several technology companies, in addition to Ballard, are contributing within their areas of expertise: Hexagon Purus will supply hydrogen storage systems; and Reborn Electric Motors will complete the systems integration.

"We are looking forward to working with project participants to develop this important transformative solution for the mining industry, as well as opening doors to new applications and processes necessary for a carbon neutral future", stated Mining3 CEO, Professor Paul Lever.

"We are pleased to be part of this powerful collaboration that brings the vast expertise of its members to decarbonize the mining industry", said Michele Azalbert, CEO of ENGIE's Hydrogen Business Unit. "Renewable hydrogen can provide the flexibility that the mining sector needs. Beyond the obvious advantage of being emissions-free, hydrogen solutions offer an economically viable alternative to fossil fuels, while ensuring the operational performance of mining operations."

Randy MacEwen, President and CEO of Ballard Power Systems added, "We are excited to be partnering with the Hydra Consortium on this ground-breaking pilot project targeting zero-emission fuel cell mining vehicles. The mining industry is responsible for significant emissions, with diesel trucks being a key contributor. To limit global warming to 2-degrees, the mining industry must reduce direct emissions by 40%-to-70% by 2050. We believe hydrogen-powered fuel cell engines offer the only viable pathway to decarbonize heavy off-highway vehicles in mining, construction and agriculture, with an addressable market of 4.5 million vehicles representing an aggregate of 500 gigawatts of power, and where heavy payload capability and fast refueling are 'must-have' requirements. Our vision for the mining industry includes large, centralized fleets of ultra-heavy mining vehicles with fuel cell engines powered by hydrogen produced by onsite solar energy at mining sites."

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning the benefits and anticipated market adoption of fuel cell products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 20-APR-21